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                                  EXHIBIT 13

"Environmental Matters" portion of Note 11 to the consolidated financial statements included in Lockheed Corporations 1993 Annual Report.

NOTE 11--COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL MATTERS -- In March 1991, the company entered into a consent decree with the U.S. Environmental Protection Agency (EPA) relating to certain property in Burbank, California, which obligates the company to design and construct facilities to monitor, extract, and treat groundwater and operate and maintain such facilities for approximately eight years. The company currently estimates that expenditues required to comply with the terms of the consent decree over the remaining term of the project will approximate $120 million.

     The company has also been operating under a cleanup and abatement order from the California Regional Water Quality Control Board affecting its facilities in Burbank, California. This order requires site assessment and action to abate groundwater contamination by a combination of groundwater and soil cleanup and treatment. Based on experience being derived from initial remediation activities, the company currently estimates the anticipated costs of these actions in excess of the requirements under the EPA consent decree to approximate $175 million over the remaining term of the project; however, this estimate will be subject to changes as work progresses and as additional experience is gained.

     The Company is also involved in several other proceedings and potential proceedings relating to environmental matters, including disposal of hazardous wastes and soil and water contamination. The company has not incurred any material costs relating to these environmental matters. The extent of the company's financial exposure cannot in all cases be reasonably estimated at this time. A liability of approximately $55 million for those cases in which an estimate of financial exposure can be determined has been recorded.

     Under an agreement with the U.S. government, the Burbank groundwater treatment and soil remediation expenditures are being allocated to all of the company's operations as general and administrative costs (see Note 1), and under existing government regulations these and other environmental expenditures related to U.S. government business are allowable in establishing the prices of the company's products and services. As a result, a substantial portion of the expenditures will be reflected in the company's sales and costs of sales pursuant to U.S. government agreement or regulation. The company has recorded a liability for probable future environmental costs as discussed above, and has recorded an asset for probable future recovery of these costs in pricing of the company's products and services for U.S. government business. The portion that is expected to be allocated to commercial business has been reflected in cost of sales.